SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment 4)

ACM Managed Income Fund, Inc.
(AMF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

000919100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)




ITEM 1	Security and Issuer
		Common Stock
		ACM Managed Income Fund, Inc.
		Alliance Capital Management L.P.
		1345 Avenue of the Americas
		New York, NY   10105
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of
or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 1,345,345
		shares of AMF on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 5.32%
		of the outstanding shares.   All funds that have been utilized in
making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of AMF fit the investment guidelines
for various Accounts.  Shares have been acquired since March 29, 2005.
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 2,376,365 shares, which represent 9.40% of the outstanding shares.  George Karpus presently owns
2,200 shares purchased May 2, 2005 at $3.57 per share.  Karpus
Investment Management Profit Sharing Plan presently owns 3000 shares purchased on June 13, 2005 at $3.66.  Karpus Investment Management
Defined Benefit Plan currently owns 4500 shares purchased July 29, 2005 at $3.67 (3700 shares), August 9, 10, 11, and 12 at $3.63 (800 shares).
Sophie Karpus presently owns 2000 shares purchased May 17, 2005 at
$3.55.  None of the other Principals of KIM currently owns shares of
AMF.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
11/1/2005
8900
3.40

12/1/2005
6100
3.37
11/2/2005
13200
3.38

12/2/2005
7430
3.38
11/3/2005
22600
3.37

12/5/2005
26200
3.40
11/4/2005
7150
3.37

12/6/2005
5825
3.39
11/8/2005
2520
3.38

12/7/2005
8300
3.39
11/9/2005
14000
3.38

12/8/2005
23555
3.39
11/10/2005
15500
3.39

12/9/2005
4000
3.39
11/11/2005
300
3.36

12/12/2005
11600
3.37
11/14/2005
10100
3.37

12/13/2005
12900
3.39
11/15/2005
17550
3.37

12/14/2005
2800
3.39
11/16/2005
8900
3.36

12/15/2005
3800
3.40
11/17/2005
20700
3.36

12/16/2005
10800
3.38
11/18/2005
4200
3.36

12/19/2005
8900
3.40
11/21/2005
24850
3.36

12/20/2005
9900
3.38
11/22/2005
70000
3.38

12/21/2005
5000
3.40
11/23/2005
3700
3.38

12/21/2005
-5400
3.39
11/25/2005
6100
3.40

12/22/2005
18600
3.42
11/28/2005
25300
3.38

12/22/2005
-1810
3.41
11/29/2005
4000
3.37

12/23/2005
7000
3.41
11/30/2005
200
3.36

12/27/2005
28355
3.42




12/28/2005
300
3.43




12/29/2005
1000
3.49




12/30/2005
-6600
3.43
      The Accounts have
the right to receive all dividends from, and any
      proceeds from the sale of the Shares.  None of the Accounts has an interest
      in Shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with
Respect
		to Securities of the Issuer
		Except as described above, there are no contracts, arrangement,
		understandings or relationships of any kind among the Principals and
KIM
		and between any of them and any other person with respect to any of the
		AMF securities.


















ITEM 7	Materials to be Filed as Exhibits
		Not applicable




























Signature
		After reasonable inquiry and to the best of my knowledge and belief,
I
certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.

January 9, 2006 		          By: _________________________
           Date					            Signature
				           Dana R. Consler, Senior Vice President
						            Name /Title